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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.   1   )*
                                         ------

                        Greenwich Street CA Muni Fund
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                COMMON STOCK
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                397009101
                     ----------------------------------
                              (CUSIP Number)

                             October 24, 2000
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     /X/ Rule 13d-1(b)

     / / Rule 13d-1(c)

     / / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                            Page 2 of 8 Pages

CUSIP No. 397009101
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Stevenson Capital Management
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     269,602
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  269,602
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     269,602
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     7.37%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IA
-------------------------------------------------------------------------------

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                                                            Page 3 of 8 Pages


ITEM 1.

    (a)   Name of Issuer
          Greenwich Street CA Muni Fund
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Office
          125 Broad Street
          New York, NY 10004
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing

          This statement is being filed by (i) Stevenson Capital Management, registered investment adviser ("IA"), and Walter Stevenson, the sole proprietor thereof (together, the "Reporting Person").

          IA's beneficial ownership of the Common Stock is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Mr. Stevenson's beneficial ownership of Common Stock is a result of his control of IA. The beneficial ownership of Mr. Stevenson is reported solely because Rules 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, require any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a
          Schedule 13G within the specified time period. The answers in blocks 5, 7, 9 and 11 above and in responses to item 4 are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by IA and the relationship of Mr. Stevenson to IA referred to above.

          Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

          ---------------------------------------------------------------------
    (b)   Address of Principal Business Office or, if none, Residence

          IA's Principal Business Office is located at:

          2420 Sand Hill Road, Suite 101
          Menlo Park, California 94025

          Mr. Stevenson's Principal Business Office is located at:

          2420 Sand Hill Road, Suite 101
          Menlo Park, California 94025

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                                                            Page 4 of 8 Pages

          ---------------------------------------------------------------------
    (c)   Citizenship
          IA is a California sole proprietorship
          Mr. Stevenson is a United States citizen
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities
          Common
          ---------------------------------------------------------------------
    (e)   CUSIP Number
          397009101
          ---------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) /X/ An investment adviser in accordance with Section
            240.13d-1(b)(1)(ii)(E).

    (f) / / An employee benefit plan or endowment fund in accordance with
            Section 240.13d-1(b)(1)(ii)(F).

    (g) / / A parent holding company or control person in accordance with
            Section 240.13d-1(b)(1)(ii)(G).

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

    (j) / / Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


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                                                            Page 5 of 8 Pages
ITEM 4.  OWNERSHIP

    Common Stock:
    (a) Amount Beneficially Owned:
        7.37%
    ---------------------------------------------------------------------------
    (b) Percent of Class:
        7.37%
    ---------------------------------------------------------------------------
    (c) Number of shares as to which the joint filers have:
          (i) Sole power to vote or to direct the vote:
                  269,602
              -----------------------------------------------------------------
         (ii) Shared power to vote or to direct the vote:
                  0
              -----------------------------------------------------------------
        (iii) Sole power to dispose or to direct the disposition of:
                  269,602
              -----------------------------------------------------------------
         (iv) Shared power to dispose of or to direct the disposition of:
                  0
              -----------------------------------------------------------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

    IA, a registered investment adviser, and Mr. Stevenson, have the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to IA's investment advisory clients. No single investment advisory client of IA owns more than 5% of the Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

    Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

    Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

    Not Applicable.

ITEM 10. CERTIFICATION

    (a) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(b):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                                            Page 6 of 8 Pages


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 27, 2000

                                           STEVENSON CAPITAL MANAGEMENT

                                           By: /s/Walter Stevenson
                                               -------------------------
                                                  Walter Stevenson


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                                                            Page 7 of 8 Pages


                                      EXHIBIT A



2.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


Pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(l) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:


                   Name                        Classification
                   ----                        --------------

               Not applicable.                 Not applicable.